Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

July 27, 2018

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)
File Nos. 33-72424, 811-8194
Schedule 14A – Définitive Proxy

Dear Ms. Dubey:

On behalf of the Registrant, the Registrant will be filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 (the “1934 Act”) the definitive proxy statement, form of proxy and other soliciting materials (the “Proxy Materials”) relating to a Special Meeting of Shareholders of the following funds, a series of the Registrant (each, a “Fund” and collectively, the “Funds”):

Emerald Banking and Finance Fund

Emerald Growth Fund

Emerald Insights Fund

Emerald Small Cap Value Fund

The Registrant estimates that copies of the Proxy Materials will be released to shareholders of the Fund on or around August 6, 2018.

The Proxy Materials are being filed to update the preliminary proxy statement, form of proxy and other soliciting materials filed on July 19, 2018 (the “Preliminary Materials”). These Proxy Materials include responses to oral comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on July 24, 2018. In addition, the Proxy Materials reflect the completion of certain data points and other non-material clerical changes to the Preliminary Materials.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on July 24, 2018, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Proxy Materials.

U.S. Securities and Exchange Commission

Division of Investment Management

July 27, 2018

Staff Comments:

A.	Staff Comment: On page 9, in the last question of the “Questions and Answers” section, please clarify to what extent approval of the New Advisory Agreement is required by each fund for the Transaction to be completed.

Registrant’s Response: This comment has been complied with. The related Answer to the last question has been revised as follows:

“Shareholder approval of the New Advisory Agreement by both the Emerald Growth Fund and the Emerald Banking & Finance Fund is a requirement for the Transaction to be completed. The Transaction does not require shareholder approval of the New Advisory Agreement by either the Emerald Insights Fund or the Emerald Small Cap Value Fund. But, if either the Transaction is not approved or a Fund does not vote in favor of the proposal then the Board may consider all other available options, including without limitation, liquidating one or more of the Funds.”

B.	Staff Comment: On page 19, in the section entitled “Effect if the Proposal is Not Approved”, please conform this section to the response provided in connection with Comment A, above.

Registrant’s Response: This comment has been complied with. The same language will be used for the section on page 19.

C.	Staff Comment: On page 22, in the section entitled “Comparable Accounts”, the Staff notes that the disclosure refers to “other clients” of the Adviser. In accordance with Item 22(c)(10) of Schedule 14A, please either (a) supplementally confirm that the investment adviser does not act as investment adviser with respect to any other investment company registered under the Investment Company Act of 1940 or a business development company as defined by Section 2(a)(48) of the Investment Company Act of 1940 having a similar investment objective and (b) if the Adviser acts in such capacity, (i) identify and state the size of such other fund and the rate of the investment adviser's compensation and (ii) indicate for any fund identified whether the investment adviser has waived, reduced, or otherwise agreed to reduce its compensation under any applicable contract.

Registrant’s Response: The Registrant confirms supplementally that the Adviser does not act as investment adviser with respect to any other fund described above having a similar investment objective to one or more of the Funds. The Adviser has noted that it acts as investment sub-adviser for two funds that have a similar investment objective to the Emerald Growth Fund. Therefore, the Registrant will add the following at the end of the section entitled “Comparable Accounts”:

U.S. Securities and Exchange Commission

Division of Investment Management

July 27, 2018

“In addition, the Adviser or its affiliate serves as investment sub-adviser to the following funds whose investment objective is similar to the Emerald Growth Fund, each with the following characteristics:

Fund Name	6/30/18 AUM	Emerald Entity	Compensation	Nature of Relationship	Other Sub-advisers on Product

Prudential AST Small-Cap Growth Portfolio (Advanced Series Trust)	$465,862,089	Emerald Mutual Fund Advisers Trust (“Adviser”)	0.45% of combined average daily net assets up to $100 million; and 0.40% of combined average daily net assets over $100 million	Subadvisory (Not Investment Adviser)	UBS Asset Management (Americas) Inc.

Principal Funds, Inc./SmallCap Growth I (PFI SmallCap Growth I)	$420,648,452	Emerald Advisers, LLC	0.50% on the first $200 million, and 0.45% thereafter	Subadvisory (Not Investment Adviser)	AllianceBernstein L.P., Brown Advisory, LLC

Neither the Adviser nor its affiliate has waived, reduced, or otherwise agreed to reduce its compensation under either contract.”

D.	Staff Comment: On page 24, in the section entitled “Section 15(f) of the 1940 Act”, please revise the disclosure to affirmatively state that the Board believes that the Transaction will not result in the imposition of an “unfair burden” on the Funds.

Registrant’s Response: This comment has been complied with. The sentence has been revised as follows:

“The Board believes that the Transaction will not result in the imposition of an “unfair burden” on the Funds.”

E.	Staff Comment: On page 28, in the section entitled “Quorum; Adjournment”, please remove the language that permits proxies to adjourn the Meeting if sufficient votes to approve the Proposal are not received, or alternatively set forth the adjournment as a separate proposal on the proxy card. See Exchange Act Rule 14a-4(a)(3), which requires that a form of proxy identify clearly and impartially each separate matter intended to be acted upon.

U.S. Securities and Exchange Commission

Division of Investment Management

July 27, 2018

Registrant’s Response:

The Registrant respectfully disagrees with the Staff’s analysis. Rule 14a-4(a)(3) requires the proxy statement to identify “each separate matter intended to be acted upon.” The Registrant submits that an adjournment of a stockholder meeting is not a “separate matter intended to be acted upon” at the meeting.

In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the “Adjournment Release”), the Commission withdrew proposed Rule 20a-4, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In lieu of the proposed Rule, the Commission stated:

“Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstentions, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management’s office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.”

The Commission has thus expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders. The Registrant represents that it will evaluate any proposed adjournments consistent with the Commission’s guidance in the Adjournment Release.

We further note that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Adjournment Release therefore does not support the notion that such adjournments are a substantive proposal for which proxies must be independently solicited. Rather, matters relating to the adjournment of a shareholder meeting are governed by state law.

In addition, the Proxy Statement explicitly states that the persons as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. As a result, shareholders who execute a proxy will have authorized the named proxies to adjourn the Meeting (subject to the Commission’s consideration in the Adjournment Release).

* * * * *

U.S. Securities and Exchange Commission

Division of Investment Management

July 27, 2018

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Karen Gilomen
Karen Gilomen
Secretary of Financial Investors Trust

cc:

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP